# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scinai Immunotherapeutics Ltd., CIK 0001611747
CUSIP: 09073Q203
Title of class of securities: American Depository Shares, each representing 4,000 Ordinary Shares, no par value
Address of issuer's principal executive offices: JERUSALEM BIOPARK, 2ND FLOOR, HADASSAH EIN KEREM CAMPUS, JERUSALEM, Israel (L3), 00000
Date of event which requires filing of this statement: 04/27/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-007954
Filed by CIK 0002055074

## Reporting persons
- LCK JNK 1 LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 317,366; shared voting power 0; sole dispositive power 317,366; shared dispositive power 0; aggregate amount beneficially owned 317,366 (6.33% of the class)

## Item 1. Issuer
Name of issuer: Scinai Immunotherapeutics Ltd.
Address of issuer's principal executive offices:
JERUSALEM BIOPARK, 2ND FLOOR, HADASSAH EIN KEREM CAMPUS, JERUSALEM, ISRAEL
00000

## Item 2. Person Filing
Name of person filing: LCK JNK 1 LLC
Address of principal business office or, if none, residence:
3105 NW 107TH AVENUE
SUITE 103
DORAL, Florida
33172
Citizenship: LCK JNK 1 LLC - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 317,366
Percent of class: 6.33
Sole power to vote or to direct the vote: LCK JNK 1 LLC - 317,366
Shared power to vote or to direct the vote: LCK JNK 1 LLC - 0
Sole power to dispose or to direct the disposition: LCK JNK 1 LLC - 317,366
Shared power to dispose or to direct the disposition: LCK JNK 1 LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LCK JNK 1 LLC: /s/ Richard J. Kertzman, Richard J. Kertzman, Sole Member (06/18/2026)